UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b), (c),

AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.2)*

PACIFIC INTERNET LIMITED

(Name of Issuer)

ORDINARY SHARES, PAR VALUE S$2.00 PER SHARE

(Title of Class of Securities)

Y66183-10-7 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule Pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. Y66183-10-7	13 G/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLES ONLY) MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 170,101 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 170,101

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON CO

Page 2 of 8 Pages

CUSIP No. Y66183-10-7	13 G/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLES ONLY) MediaCorp Pte. Ltd. (formerly known as Media Corporation of Singapore Pte Ltd)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 170,101 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 170,101

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON HC

Page 3 of 8 Pages

CUSIP No. Y66183-10-7	13 G/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLES ONLY) Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 170,101 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 170,101

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON HC

Page 4 of 8 Pages

Item 1.	a)	Name of Issuer:

PACIFIC INTERNET LIMITED (the “Issuer”)

	b)	Address of Issuer’s Principal Executive Offices:

Pacific Internet Limited 89 Science Park Drive #02/05-06 The Rutherford Singapore 118261

Item 2.	a)	Name of Persons Filing:

MediaCorp Investments Pte. Ltd. (“MediaCorp Investments”) (formerly known as

SIM Ventures Pte Ltd)

MediaCorp Pte. Ltd. (“MediaCorp”) (formerly known as

Media Corporation of Singapore Pte Ltd)

Temasek Holdings (Private) Limited (“Temasek”)

	b)	Address of Principal Business Office of the Reporting Persons:

As to MediaCorp Investments and MediaCorp: Caldecott Broadcast Centre Andrew Road Singapore 299939 As to Temasek: 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

	c)	Citizenship:

As to MediaCorp Investments, MediaCorp and Temasek: Republic of Singapore

	d)	Title of Class of Securities:

ORDINARY SHARES, par value S$2.00 per share (the “Shares”)

	e)	CUSIP Number: Y66183-10-7

Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	Parent Holding Company or Control Person in accordance with Section 13d-1(b)(1)(ii)(G).

	(h)	☐	A Savings Association as defined in Section 3(d) of the Federal Deposit Insurance Act.

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.    ☐

Item 4.	Ownership

MediaCorp Investments is a wholly-owned subsidiary of MediaCorp, which is in turn a wholly-owned subsidiary of Temasek. Temasek is 100%-owned by the Minister for Finance (Incorporated), a statutory body constituted by the Minister for Finance (Incorporation) Act (Chapter 183, statutes of the Republic of Singapore).

	a)	Amount beneficially owned: As of December 31, 2004, each of the following persons may be deemed to be the beneficial owner of the following number of shares:

MediaCorp Investments: MediaCorp Investments is the direct beneficial owner of 170,101 Shares of the Issuer.

MediaCorp and Temasek: Each of (i) MediaCorp, as the owner of 100% of MediaCorp Investments, (ii) Temasek, as the owner of 100% of MediaCorp, may be deemed to share with MediaCorp Investments the power to vote or direct the vote and to dispose or direct the disposition of the 170,101 Shares of the Issuer of which MediaCorp Investments is the direct beneficial owner. The filing of this Schedule 13G/A should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Shares beneficially owned directly by MediaCorp Investments.

	b)	Percent of class: The number of Shares of which MediaCorp Investments is the direct beneficial owner and of which MediaCorp and Temasek may be deemed to be the beneficial owner constitutes approximately 1.3% of the total number of Shares outstanding as of December 31, 2004.

Page 6 of 8 Pages

	c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: MediaCorp Investments: None MediaCorp: None Temasek: None

(ii) Shared power to vote or to direct the vote: MediaCorp Investments: 170,101 MediaCorp: 170,101 Temasek: 170,101

(iii) Sole power to dispose or direct the disposition of: MediaCorp Investments: None MediaCorp: None Temasek: None

(iv) Shared power to dispose or direct the disposition of: MediaCorp Investments: 170,101 MediaCorp: 170,101 Temasek: 170,101

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE.

Item 10.	Certification

NOT APPLICABLE.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 7, 2005

MEDIACORP INVESTMENTS PTE. LTD.

By:	/s/ JENNY TSEN LIP LI
	Name:	JENNY TSEN LIP LI
	Title:	Company Secretary

MEDIACORP PTE. LTD.

By:	/s/ PHUA CHIN CHOR
	Name:	PHUA CHIN CHOR
	Title:	Group Financial Controller

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ LENA CHIA
	Name:	LENA CHIA
	Title:	Managing Director, Legal and Secretariat

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the statement on Schedule 13G, dated December 31, 1999 (the “Schedule 13G), with respect to the Ordinary Shares, par value S$2.00 per share, of Pacific Internet Limited is, and any amendments thereto executed by each of the undersigned shall be, filed on behalf of each of the undersigned and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the          day of February, 2000.

SIM VENTURES PTE LTD

By:	/s/ BEN NEO CHENG CHYE
	Name:	BEN NEO CHENG CHYE
	Title:	GROUP FINANCE MANAGER, MEDIACORP

MEDIA CORPORATION OF SINGAPORE PTE LTD

By:	/s/ CHUE WAI TAT
	Name:	CHUE WAI TAT
	Title:	VP (GROUP FINANCE), MEDIACORP

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ WENDY ONG WEN (MS)
	Name:	WENDY ONG WEN (MS)
	Title:	COMPANY SECRETARY